UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-10079

Cypress Semiconductor Corporation

(Exact name of registrant as specified in its charter)

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*  On June 3, 2019, Cypress Semiconductor Corporation (the “Company”), Infineon Technologies AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Infineon”), and IFX Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Infineon (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). On April 16, 2020, pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Infineon.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cypress Semiconductor Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 27, 2020	By:	/s/ Lawrence Michlovich
		Name:	Lawrence Michlovich
		Title:	Secretary